Equity One, Inc.

Supplemental Information Package

September 30, 2002



Equity One, Inc.
1696 N.E. Miami Gardens Drive
North Miami Beach, Florida 33179
Tel: (305) 947-1664   Fax: (305) 947-1734
www.equityone.net

Equity One, Inc.

Supplemental Information
September 30, 2002
(unaudited)

Forward Looking Statements

Certain information contained in this Supplemental Information Package may contain forward-looking statements regarding company and property performance within the meaning of the Private Securities Litigation Reform Act of 1995. Future results could vary materially from actual results depending on risks and uncertainties inherent in general and local real estate conditions, or competitive factors specific to the markets in which the Company operates. The Company assumes no obligation to update this information. For more details, please refer to Equity One's SEC filings, including the most recent report on Form 10-K and Form 10-Q.

Basis of Presentation

All prior reporting periods encompassing the period August 18, 2000 through September 19, 2001 have been restated to account for the acquisition of 68.07% of the stock of First Capital Realty (TSE:FCR), the parent of Centrefund Realty (U.S.) Corporation ("CEFUS"), by Gazit-Globe (1982) Ltd. (TLV:GLOB), Equity One's majority shareholder. The restatement consolidates the operations of Equity One and CEFUS between August 18, 2000 and September 19, 2001, subject to a 31.93% minority interest in CEFUS. On September 20, 2001, Equity One acquired 100% of CEFUS from First Capital Realty, thereby acquiring the remaining 31.93%

Equity One, Inc.
Summary Operating Information
for the periods ended September 30, 2002 and 2001
(in thousands, except per share data)

| | Three Months Ended | | Nine Months Ended | |
	Sep 30, 2002	Sep 30, 2001	Sep 30, 2002	Sep 30, 2001
Total Dividends Paid per Share	$ 0.27	$ 0.27	$ 0.81	$ 0.79
Funds from Operations per share	$ 0.39	$ 0.34	$ 1.08	$ 0.99
Dividend / FFO Payout Ratio	69.2%	79.4%	75.0%	79.8%
FFO multiple (annualized if < 12 months)	8.5		9.2	
Adjusted Funds from Operations per share	$ 0.37	$ 0.31	$ 1.02	$ 0.93
Dividend / AFFO Payout Ratio	73.0%	87.1%	79.4%	84.9%
AFFO multiple (annualized if < 12 months)	8.9		9.7	
EBITDA (excluding Discontinued Operations)	$ 17,031	$ 12,872	$ 48,972	$ 37,784
Interest and Amortization of				
Deferred Financing Fees	$ 5,369	$ 5,337	$ 17,178	$ 16,101
EBITDA : Interest Coverage Ratio	3.2	2.4	2.9	2.3
EBITDA Margin (EBITDA/Total Revenues)	65.9%	65.8%	64.9%	67.0%
Net Operating Income (NOI) from Continuing Operations				
Total Rental Income	$ 25,334	$ 18,845	$ 73,984	$ 54,183
Property Operating Expenses (1)	7,462	5,909	21,800	16,567
Net Operating Income	$ 17,872	$ 12,936	$ 52,184	$ 37,616
NOI Margin (NOI/Total Rental Income)	70.5%	68.6%	70.5%	69.4%

(1) net of intercompany expenses.

| | Three Months Ended | | Nine Months Ended | |
	Sep 30, 2002	Sep 30, 2001	Sep 30, 2002	Sep 30, 2001
Same Property NOI (2)				
Total Rental Income	$ 9,024	$ 8,923	$ 27,482	$ 26,455
Operating Expenses	2,446	2,392	7,390	6,969
Net Operating Income	$ 6,578	$ 6,531	$ 20,092	$ 19,486
Growth in Same Property NOI	0.7%		3.1%	

(2) Includes only Equity One properties operated in the current and prior periods. Excludes $104 and $362 of deferred termination fees at the Lake Mary property that were recognized in the three and nine months ended September 30, 2001, respectively.

| | Three Months Ended | | Nine Months Ended | |
	Sep 30, 2002	Sep 30, 2001	Sep 30, 2002	Sep 30, 2001
General & Administrative Expenses (3)	$ 1,441	$ 912	$ 5,011	$ 2,454
as % of Total Revenues	5.58%	4.66%	6.64%	4.35%
as % of Total Assets	0.80%	NA	0.93%	NA

(3) Includes $0 and $695 of abandoned transaction due diligence costs for the three and nine month periods ended September 30, 2002, respectively.

Equity One, Inc.
Summary Balance Sheet Information
as of September 30, 2002 and December 31, 2001
(in thousands, except per share data)

	Sep 30, 2002	Dec 31, 2001
Closing Market Price	$ 13.20	$ 13.74
Dividend Yield (based on current annualized dividend)	8.18%	7.86%
Book Value per share (fully diluted, end of period)	$ 10.04	$ 9.50
Liquidity		
Cash and Cash Equivalents	$ 1,410	$ 906
Cash Held in Escrow	$ 0	$ 1,715
Revolving Credit Facilities		
Gross Available under Current Credit Facilities	81,703	50,641
less: Outstanding Balance	(36,507)	(27,409)
Holdback for Letters of Credit	(1,051)	(999)
Escrowed for Tax and Insurance	(156)	(448)
Net Available under Credit Facilities	$ 43,989	$ 21,785
Equity Capitalization (end of period)		
Common Stock Shares (in thousands)		
Basic Common Stock Shares	33,986.106	28,620.757
Diluted Common Shares		
Unvested Restricted Common Shares	388.847	160.086
Walden Woods Shares	93.656	93.656
Northport Operating Partnership Units	261.850	261.850
Common Stock Options (Treasury Method, closing price)	105.580	164.620
Fully Diluted Common Stock Shares	34,836.039	29,300.969
Net Debt (adjusted for Cash, Cash Held in Escrow, Securities Held for Sale)	$ 341,769	$ 368,188
Equity Market Capitalization (fully diluted, end of period)	459,836	402,595
Total Market Capitalization	$ 801,605	$ 770,783
Net Debt to Total Market Capitalization	42.6%	47.8%
Gross Real Estate Investments	$ 709,322	$ 656,005
Net Debt to Gross Real Estate Investments	48.2%	56.1%
Fixed Rate Mortgage Debt	$ 283,078	$ 296,887
Variable Rate Mortgage Debt	61,142	75,569
Total Debt	$ 344,220	$ 372,456
% Fixed Rate Debt	82.2%	79.7%
% Variable Rate Debt	17.8%	20.3%
Weighted-average Interest Rate on Fixed Rate Debt	7.73%	7.76%

Equity One, Inc.
Consolidated Statements of Earnings
for the periods ended September 30, 2002 and 2001
(in thousands, except per share data)

	Three Months Ended		Nine Months Ended	
	Sep 30, 2002	Sep 30, 2001	Sep 30, 2002	Sep 30, 2001
Revenues				
Rental Income				
Minimum Rents	$ 19,632	$ 14,536	$ 55,833	$ 41,104
Expense Recoveries	5,590	4,159	16,824	12,151
Percentage Rent Payments	112	150	1,327	928
Total Rental Income	25,334	18,845	73,984	54,183
Management Fees	48	243	183	799
Investment Income	451	475	1,256	1,443
Total Revenues	25,833	19,563	75,423	56,425
Costs and Expenses				
Property Operating Expenses	7,462	5,909	21,800	16,567
Interest and Amortization of Deferred Financing Fees	5,369	5,337	17,178	16,101
Rental Property Depreciation and Amortization	3,484	2,635	10,109	7,657
General and Administrative Expenses	1,441	912	5,011	2,454
Total Costs and Expenses	17,756	14,793	54,098	42,779
Income before Equity in Income of Joint Ventures, Gain on Extinguishment of Debt, Loss on Sale of Real Estate, Minority Interest in Earnings of Consolidated Subsidiary, Income Taxes, Minority Interest in CEFUS and Discontinued Operations	**8,077**	**4,770**	**21,325**	**13,646**
Equity in Income of Joint Ventures	126	155	436	454
Gain on Extinguishment of Debt	1,520	0	1,520	0
Loss on Sale of Real Estate	0	(609)	0	(609)
Minority Interest in Earnings of Consolidated Subsidiary	(25)	(25)	(76)	(74)
Income Tax Benefit/(Expense)				
Current	0	407	0	593
Deferred	0	1,853	0	374
Income before Minority Interest in CEFUS & Discontinued Operations	**9,698**	**6,551**	**23,205**	**14,384**
Minority Interest in CEFUS	0	(896)	0	(1,627)
Income from Continuing Operations	**9,698**	**5,655**	**23,205**	**12,757**
Discontinued Operations				
Income from Operations of Properties	137	171	1,232	868
Gain on Disposal of Real Estate	1,091	0	8,194	0
Income from Discontinued Operations	**1,228**	**171**	**9,426**	**868**
Net Income	**$ 10,926**	**$ 5,826**	**$ 32,631**	**$ 13,625**
Basic Earnings per Share				
Income from Continuing Operations	$ 0.28	$ 0.26	$ 0.72	$ 0.63
Income from Discontinued Operations	0.04	0.01	0.29	0.04
Net Income	**$ 0.32**	**$ 0.27**	**$ 1.01**	**$ 0.67**
Diluted Earnings per Share				
Income from Continuing Operations	$ 0.28	$ 0.26	$ 0.71	$ 0.62
Income from Discontinued Operations	0.04	0.01	0.29	0.04
Net Income	**$ 0.32**	**$ 0.27**	**$ 1.00**	**$ 0.66**
Weighted Average Shares Outstanding				
Basic	33,926	21,304	32,195	20,343
Diluted	34,785	21,948	32,956	20,941

Equity One, Inc.
Consolidated Statements of Funds from Operations
for the periods ended September 30, 2002 and 2001
(in thousands, except per share data)

	Three Months Ended		Nine Months Ended	
	Sep 30, 2002	Sep 30, 2001	Sep 30, 2002	Sep 30, 2001
Net Income	$ 10,926	$ 5,826	$ 32,631	$ 13,625
Depreciation of Real Estate	3,445	2,658	10,081	7,757
Amortization of Capitalized Leasing Fees	87	60	223	147
Gain on Sale of Disposal of Real Estate	(1,091)	609	(8,194)	609
Interest on Convertible Partnership Units	64	64	194	194
Minority Interest in Earnings of Consolidated Subsidiary	25	25	76	74
Deferred Income Taxes	0	(1,853)	0	(374)
Share of Real Estate Depreciation in Joint Ventures	152	18	466	74
Minority Interest Share of FFO Adjustments	0	(4)	0	(1,369)
Funds from Operations (1)	$ 13,608	$ 7,403	$ 35,477	$ 20,737
Increase	*83.8%*		*71.1%*	
FFO per share (diluted) (1)	$ 0.39	$ 0.34	$ 1.08	$ 0.99
Increase	*14.7%*		*9.1%*	
Adjusted Funds from Operations (AFFO)				
Funds from Operations (1)	$ 13,608	$ 7,403	$ 35,477	$ 20,737
less:				
Straight Line Rent Adjustment	248	32	313	97
Recurring Capital Expenditures				
Tenant Improvements	120	130	463	384
Leasing Commissions and Fees	162	89	504	332
Other Capital Expenditures	76	259	594	540
Total Recurring Capital Expenditures	358	478	1,561	1,256
Adjusted Funds from Operations (1)	$ 13,002	$ 6,893	$ 33,603	$ 19,384
Increase	*88.6%*		*73.4%*	
AFFO per share (diluted) (1)	$ 0.37	$ 0.31	$ 1.02	$ 0.93
Increase	*19.4%*		*9.7%*	
Weighted Average Diluted Shares	34,785	21,948	32,956	20,941

(1) FFO, FFO per share, AFFO and AFFO per share for the three and nine months ended September 30, 2002 includes Gain on Extinguishment of Debt totaling $1,520.

Equity One, Inc.
Consolidated Balance Sheets
as of September 30, 2002 and December 31, 2001
(in thousands, except per share data)

		Sep 30, 2002		Dec 31, 2001
Assets				
Rental Property				
Land, Buildings and Equipment	$	646,215	$	605,820
Building Improvements		20,098		17,513
Land Held for Development		28,974		23,420
Construction in Progress		8,491		5,416
Rental Property		**703,778**		**652,169**
Less: Accumulated Depreciation		(37,445)		(28,031)
Property Held for Sale		5,444		3,549
Rental Property, Net		**671,777**		**627,687**
Cash and Cash Equivalents		1,410		906
Cash Held in Escrow		0		1,715
Securities Available for Sale		1,066		1,681
Accounts and Other Receivables, Net		4,828		5,564
Notes Receivable		12,841		9,697
Deposits		9,965		6,219
Prepaid and Other Assets		1,883		2,161
Deferred Expenses, Net		4,974		3,883
Investments in Joint Ventures		7,548		7,742
Goodwill, Net		2,276		1,281
Total Assets	$	**718,568**	$	**668,536**
Liabilities and Shareholders' Equity				
Liabilities				
Mortgage Notes Payable	$	307,713	$	345,047
Revolving Credit Facilities		36,507		27,409
Accounts Payable and Accrued Expenses		16,168		8,987
Tenant Security Deposits		4,293		4,090
Deferred Rental Income		366		766
Due to Related Parties		2		101
Minority Interest in Equity of Consolidated Subsidiaries		3,869		3,869
Total Liabilities		**368,918**		**390,269**
Shareholders' Equity				
Common Stock		344		288
Additional Paid-in Capital		353,436		283,619
Retained Earnings		8,007		1,808
Accumulated Other Comprehensive Loss		(25)		(34)
Unamortized Restricted Stock Compensation		(5,000)		(1,836)
Note Receivable from Issuance of Common Stock		(7,112)		(5,578)
Total Shareholders' Equity		**349,650**		**278,267**
Total Liabilities and Shareholders' Equity	$	**718,568**	$	**668,536**

Equity One, Inc.

Debt Summary

as of September 30, 2002

(in thousands)

Property	Loan Closing/ Refinancing Date (1)	Original Loan Amount (2)	Maturity Date	Rate (3)	Sep 30, 2002 Balance
Fixed Rate Mortgage Debt					
Lantana Village	02/19/98	$ 4,400	02/15/05	6.950%	$ 3,851
Benchmark Crossing	09/21/01	3,483	07/01/05	9.250%	3,412
Sterling Plaza	09/20/01	4,197	09/01/05	8.750%	4,107
Green Oaks	09/21/01	3,189	10/01/05	8.375%	3,119
Townsend Square	09/20/01	5,005	10/01/05	8.500%	4,939
Melbourne Plaza	09/21/01	1,843	11/01/05	8.375%	1,803
Oak Hill	12/07/95	2,500	01/01/06	7.625%	2,038
Walden Woods	01/01/99	2,835	08/01/06	7.875%	2,518
Big Curve	09/21/01	5,683	10/01/06	9.190%	5,579
Highland Square	09/21/01	4,234	11/01/06	8.870%	4,156
Park Northern	09/21/01	2,484	12/01/06	8.370%	2,399
University Mall	09/21/01	12,874	12/01/06	8.440%	12,721
Rosemeade	09/21/01	3,319	12/01/07	8.295%	3,260
Colony Plaza	09/21/01	3,884	01/01/08	7.540%	3,062
Parkwood (4)	09/21/01	6,371	01/01/08	7.280%	6,297
Richwood (4)	09/21/01	3,282	01/01/08	7.280%	3,244
Commonwealth	02/15/98	3,300	02/15/08	7.000%	2,891
Mariners Crossing	09/01/00	3,516	03/01/08	7.080%	3,436
Pine Island/Ridge Plaza	08/01/99	26,234	07/01/08	6.910%	25,356
Prosperity Centre	09/20/01	7,120	02/01/09	7.875%	6,811
Shoppes of North Port	12/05/00	4,370	02/08/09	6.650%	4,223
Shoppes of Ibis	07/10/02	6,097	09/01/09	6.730%	6,071
Park Promenade	01/31/00	6,500	02/01/10	8.100%	6,374
Skipper Palms	09/21/01	3,617	03/01/10	8.625%	3,592
Jonathan's Landing	09/20/01	2,966	05/01/10	8.050%	2,939
Bluff's Square	09/20/01	10,249	06/01/10	8.740%	10,181
Kirkman Shoppes	09/20/01	9,679	06/01/10	8.740%	9,614
Ross Plaza	09/20/01	6,750	06/01/10	8.740%	6,705
Boynton Plaza	09/20/01	7,637	07/01/10	8.030%	7,577
Pointe Royale	07/28/95	6,000	07/15/10	7.950%	4,817
Plymouth Park East 1 (5)	09/20/01	159	08/01/10	8.250%	155
Plymouth Park East 2 (5)	09/20/01	477	08/01/10	8.250%	466
Plymouth Park North (5)	09/20/01	8,506	08/01/10	8.250%	8,311
Plymouth Park Story North (5)	09/20/01	391	08/01/10	8.250%	382
Plymouth Park South (5)	09/20/01	636	08/01/10	8.250%	621
Plymouth Park West (5)	09/20/01	2,542	08/01/10	8.250%	2,484
Shops at Skylake	07/06/00	16,350	08/01/10	7.650%	15,044
Minyards	09/20/01	2,586	11/01/10	8.320%	2,554
Forest Village	03/08/01	4,700	04/01/11	7.270%	4,544
Boca Village	09/20/01	8,478	05/01/11	7.200%	8,402
Sawgrass Promenade	09/20/01	8,478	05/01/11	7.200%	8,402
Plaza Del Rey	08/01/96	3,050	09/01/11	8.125%	2,245
Lake Mary	11/01/01	25,000	11/01/11	7.250%	24,820
Lake St. Charles	10/29/01	3,950	11/01/11	7.130%	3,921
Marco Town Center	12/31/01	9,000	01/01/12	6.700%	8,910
Summerlin Square	01/25/99	5,000	02/01/14	6.750%	4,218

Equity One, Inc.
Debt Summary
as of September 30, 2002
(in thousands)

Property	Loan Closing/ Refinancing Date (1)	Original Loan Amount (2)	Maturity Date	Rate (3)	Sep 30, 2002 Balance
Bird Ludlum	02/19/97	$ 13,400	02/15/15	7.680%	$ 10,991
West Lakes Plaza	05/22/97	5,902	06/01/16	7.875%	5,029
Atlantic Village	10/30/98	5,000	11/01/18	6.850%	4,487
Total Fixed Rate Mortgage Debt (49 loans)		**$ 297,223**	**6.25** (wtd-avg maturity)	**7.73%** (wtd-avg rate)	**$ 283,078**
Variable Rate Mortgage Debt					
Comerica/4 property loan (6)	09/20/01	24,635	02/28/04	LIBOR + 150	24,635
Total Variable Rate Mortgage Debt		**$ 24,635**			**$ 24,635**
Total Mortgage Notes		**$ 321,858**			**$ 307,713**
Revolving Credit Facilities					
City National Bank (7)	02/04/99	10,403	05/04/03	LIBOR + 225	2,507
Bank Leumi (8)	09/17/01	30,000	03/17/03	LIBOR + 125	0
Wells Fargo (9)	02/27/02	41,300	02/26/05	LIBOR + 125	34,000
Total Revolving Credit Facilities		**$ 81,703**			**$ 36,507**
Total Debt					**$ 344,220**

Maturity Schedule by Year	Scheduled Amortization	Balloon Payments (10)	Total	
2002 (October 1 to year-end)	$ 1,392	$ 0	$ 1,392	Includes Revolving Credit Facility Balances
2003	5,814	2,507	8,321	
2004	6,247	24,635	30,882	
2005	6,496	53,680	60,176	
2006	6,402	26,470	32,872	
2007	6,246	2,864	9,110	
2008	5,948	40,104	46,052	
2009	5,499	12,343	17,842	
2010	4,505	68,564	73,069	
2011	3,180	44,410	47,590	
Thereafter	9,634	7,280	16,914	
Total	**$ 61,363**	**$ 282,857**	**$ 344,220**	

Equity One, Inc.
Debt Summary
as of September 30, 2002
(in thousands)

(1)   The more recent of the loan closing/assumption date and the date of any subsequent refinancing.

(2)   The principal amount on the loan closing/assumption date, adjusted to reflect any subsequent additional funding.

(3)   The rate in effect on September 30, 2002.

(4)   The mortgage balances for Parkwood and Richwood represent the future minimum lease payments (net of imputed interest) attributable to lease payments on these two properties, both of which are owned pursuant to capital lease obligations.

(5)   All of the Plymouth loans are with Sun Life of Canada. In the case of Plymouth Park North and East, the collateral has been split into two parts; hence the two individual loans.

(6)   This Comerica facility is secured by Grogans Mill ($7,995), Steeplechase ($6,305), Mission Bend ($6,370) and Beechcrest ($3,965). The rate was reduced to LIBOR + 150 from LIBOR + 200 on June 12, 2002.

(7)   The CNB Line was authorized to $10,403 as of September 30, 2002, and is secured by Mandarin Mini-storage, Skylake Phase III land, Beauclerc Village and East Bay Plaza. We have two, 364-day extension options for an ultimate maturity of 5/2/2005.

(8)   The Bank Leumi facility is secured by negative pledges on Ryanwood, Pompano, McMinn, SW Walgreens, Bandera, Market at First Colony and Mason Park. We have exercised an option to extend the maturity of the Leumi facility to 3/17/03.

(9)   On July 31, 2002, we increased the existing Wells Fargo $29,400 secured, revolving, line of credit to $41,300. The facility is secured by Blanco Village, Oakbrook, Mandarin Landing, Hedwig, Bissonet and Spring Shadows. The rate on the facility is LIBOR plus a range of 115 to 150 depending on overall leverage. As of September 30, 2002, the rate was LIBOR + 125.

(10)   Represents the entire principal balance of a maturing loan on the maturity date.

Equity One, Inc.
Property Status Report
as of September 30, 2002

Property	City	Year Built/ Renovated	Total Square Footage	Percent Occupied	# of Tenants Occp'd	Vacant	Supermarket Anchor * Owned SF	Shadow SF	Name Exp Date	Other Anchor Tenants	Average Base Rent per Occ SF
FLORIDA (47)											
North Florida (9)											
Atlantic Village	Atlantic Beach	1984 / 1998	100,559	96.2%	24	1	39,795		Publix (10/31/2008)	Jo-Ann's Fabrics	$ 10.19
Beauclerc Village	Jacksonville	1962 / 1988	70,429	100.0%	12	0				Big Lots, Goodwill, Beall's Outlet	7.57
Commonwealth	Jacksonville	1984 / 1998	81,467	98.4%	15	1	48,997		Winn-Dixie (2/28/2018)		8.10
Forest Village	Tallahassee	2000	71,526	93.3%	16	1	37,866		Publix (4/30/2020)		10.30
Ft. Caroline	Jacksonville	1985 / 1995	74,546	95.0%	10	4	45,500		Winn-Dixie (5/31/2015)	Eckerds* (Bealls Outlet)	7.31
Losco	Jacksonville	2000	8,700	74.7%	6	1		45,820	Winn-Dixie		19.28
Mandarin Landing	Jacksonville	1976 / 2000	141,565	93.9%	32	5	34,400		Publix (2/14/2007)	Office Depot, Eckerds	8.94
Monument Point	Jacksonville	1985 / 1997	76,628	97.7%	13	1	46,772		Winn-Dixie (3/27/2005)	Eckerds	6.35
Oak Hill	Jacksonville	1985 / 1997	78,492	95.1%	18	1	39,795		Publix (5/11/2005)	Walgreens* (Bonus Dollar)	6.76
Central Florida (7)											
Eckerds Leesburg	Leesburg	2000	12,739	100.0%	1	0				Eckerds	26.55
Eastwood	Orlando	1997	69,037	100.0%	13	0	51,512		Publix (11/1/2017)		10.97
Eustis Square	Eustis	1983 / 1997	126,791	88.3%	19	8	38,520		Publix* (11/30/2004)	Beall's, Walgreens* (Beall's Outlet)	6.64
Kirkman Shoppes	Orlando	1973	88,820	94.7%	31	1				Eckerds	17.66
Lake Mary	Orlando	1988 / 2001	342,384	98.0%	65	24	63,139		Albertsons (6/30/2012)	K-Mart, Euro Fitness, Sun Star Theatres	11.71
Park Promenade	Orlando	1987 / 2000	125,818	96.7%	25	2	55,000		Publix (2/9/2007)	Orange County Library, Blockbuster	9.31
Walden Woods	Plant City	1985 / 1998	74,336	100.0%	11	0	46,636		Winn-Dixie* (11/30/08)	Walgreens	6.74
Florida Treasure Coast Region (6)											
Bluffs Square	Jupiter	1986	132,395	98.9%	48	3	39,795		Publix (10/22/2006)	Walgreens	11.77
Cashmere Corners	Port St. Lucie	2001	89,234	100.0%	18	0	59,448		Albertsons (4/30/2025)		7.82
Eckerds Melbourne	Melbourne	2001	10,908	100.0%	1	0				Eckerds	20.45
Jonathan's Landing	Jupiter	1997	26,820	100.0%	12	0		53,850	Albertsons	Blockbuster	17.61
Ryanwood	Vero Beach	1987	114,925	93.9%	30	3	39,795		Publix (3/23/2017)	Books A Million, Beall's Outlet	8.99
Salerno Village	Stuart	1987	58,804	98.3%	16	1	31,503		Winn Dixie (9/21/2007)	Eckerds	6.74
Florida West Coast (8)											
East Bay Plaza	Largo	1985 / 1997	85,426	54.3%	17	5		53,000	Albertsons		9.64
Lake St. Charles	Tampa	1999	57,015	100.0%	8	0	46,295		Kash N' Karry (6/30/2019)		9.70
Marco Town Center	Marco Island	2001	109,430	91.3%	36	9	27,887		Publix (1/31/2018)		16.13
Mariners Crossing	Spring Hill	1989 / 1999	85,507	97.6%	14	1	48,315		Kash 'N Karry (4/30/2020)		8.08
Ross Plaza	Tampa	1984 / 1996	85,359	90.4%	18	2				Walgreens*, Ross Dress for Less	9.90
Shoppes of North Port	North Port	1991	84,705	98.9%	21	1	48,890		Publix (12/11/2011)	Beall's Outlet	9.53
Skipper Palms	Tampa	1984	89,944	100.0%	17	0	53,440		Winn-Dixie (5/31/2016)		8.31
Summerlin Square	Fort Myers	1986 / 1998	109,156	89.2%	22	6	45,500		Winn-Dixie (6/4/2006)	Eckerds	10.64

Property	City	Year Built/ Renovated	Total Square Footage	Percent Occupied	# of Tenants Occp'd	# of Tenants Vacant	Supermarket Anchor * Owned SF	Supermarket Anchor * Shadow SF	Supermarket Anchor * Name Exp Date	Other Anchor Tenants	Average Base Rent per Occ SF
South Florida / Atlantic Coast (17)											
Bird Ludlum	Miami	1988 / 1998	192,282	98.2%	47	2	44,400		Winn-Dixie (12/31/2007)	Eckerds, Blockbuster	$ 14.34
Boca Village	Boca Raton	1978	93,428	99.4%	21	1	36,000		Publix (3/31/2007)	Eckerds	14.40
Boynton Plaza	Boynton Beach	1978 / 1999	99,324	94.1%	26	4	37,664		Publix (8/31/2003)	Eckerds	10.32
Lantana Village	Lantana	1976 / 1999	175,480	98.4%	23	2	39,473		Winn-Dixie (2/15/2011)	K-Mart, Rite Aid* (Dollar Store)	6.38
Meadows	Miami	1997	75,524	92.1%	17	4	47,955		Publix (7/9/2017)		11.65
Oakbrook	Palm Beach Gardens	1974 / 2000	225,073	81.6%	16	18	44,400		Publix (10/31/2020)	Eckerds, Roly's Bistro Jacobson's (closed store on 10/1/02)	8.04
Pine Island	Davie	1983 / 1999	254,907	99.3%	46	1	39,943		Publix (11/30/2013)	Home Depot Expo, Rite Aid* (Bealls Outlet)	9.18
Plaza Del Rey	Miami	1985 / 1996	50,146	97.2%	22	1				Navarro Pharmacy	12.63
Point Royale	Miami	1970 / 2000	209,863	94.6%	24	2	45,350		Winn-Dixie (2/18/2011)	Best Buy, Eckerds* (Linen Supermarket)	6.48
Pompano	Pompano Beach	1968 / 2001	80,697	100.0%	1	0				Lowe's	6.69
Prosperity Centre	Palm Beach Gardens	1993	122,106	100.0%	9	0				Office Depot, Barnes & Noble, Bed Bath & Beyond, Carmine's, TJ Maxx	14.75
Ridge Plaza	Davie	1984 / 1999	155,204	98.2%	27	2		see Pine Island		AMC Theater, Kabooms, Republic Security Bank, Uncle Funny's, Round Up	8.81
Sawgrass Promenade	Deerfield Beach	1982 / 1998	107,092	99.1%	28	1	36,464		Publix (11/30/2004)	Walgreens, Blockbuster	11.21
Shoppes of Ibis	West Palm Beach	1999	79,420	100.0%	18	0	51,420		Publix (4/30/2019)		12.20
Shops at Skylake	North Miami Beach	1999/2000-01	174,199	96.9%	43	4	51,420		Publix (7/31/2019)	Goodwill, Blockbuster	15.31
University Mall	Ft. Lauderdale	1973	323,437	15.3%	19	26				Eckerds	11.63
West Lakes Plaza	Miami	1984 / 2000	100,747	100.0%	27	0	46,216		Winn-Dixie (10/31/2016)	Navarro Pharmacy	10.70
TOTAL SHOPPING CENTERS FLORIDA (47)			**5,202,394**	**90.4%**	**1,003**	**149**	**1,509,505**	**152,670**			**$ 10.31**
TEXAS (31)											
Houston (15)											
Barker Cypress	Houston	1999	66,937	88.0%	11	2	41,320		H.E.B. (01/31/2014)		12.21
Beechcrest	Houston	1981 / 2001	90,797	100.0%	15	0	40,345		Randall's* (Viet Ho) (6/24/2016)	Walgreens*	8.93
Benchmark Crossing	Houston	1986	58,384	100.0%	5	0				Bally's Fitness	12.13
Bissonnet	Houston	1999	15,542	100.0%	8	0		63,000	Kroger	Blockbuster	14.39
Colony Plaza	Sugarland	1997	26,513	89.4%	13	2					18.22
Copperfield	Houston	1994	160,695	46.3%	27	8				JoAnn's Fabrics	12.33
Grogan's Mill	The Woodlands	1986	118,398	98.9%	25	1	56,558		Randall's* (6/24/2016)	Petco	12.17
Hedwig	Houston	1974	69,504	100.0%	13	0				Warehouse Music, Ross Dress for Less	13.68
Highland Square	Sugarland	1998	64,171	99.7%	26	1					16.49
Market at First Colony	Sugarland	1988	106,101	98.1%	34	1		62,000	Kroger	TJ Maxx, Eckerds	15.74
Mason Park	Katy	1998	163,256	75.6%	34	5		58,890	Kroger	Walgreens* (Eloise Collectibles) Palais Royal, Petco	11.81
Mission Bend	Houston	1980 / 1999	131,575	89.0%	25	2	46,112		Randall's (6/24/2016)		8.78
Spring Shadows	Houston	1999	39,611	96.9%	15	1		63,322	H.E.B.		14.72
Steeplechase	Jersey Village	1985	105,152	98.4%	25	1	56,208		Randall's (6/24/2016)		11.19
Woodforest	Houston	1991	12,741	100.0%	4	0					16.10

Equity One, Inc.
Property Status Report
as of September 30, 2002

Property	City	Year Built/ Renovated	Total Square Footage	Percent Occupied	# of Tenants Occp'd	# of Tenants Vacant	Supermarket Anchor * Owned SF	Supermarket Anchor * Shadow SF	Supermarket Anchor * Name Exp Date	Other Anchor Tenants	Average Base Rent per Occ SF
Dallas (13)											
Green Oaks	Arlington	1983	65,131	75.6%	24	9		58,000	Kroger		$ 11.07
Melbourne Plaza	Hurst	1983	47,517	83.8%	14	4					11.33
Minyards	Garland	2000	65,295	100.0%	2	0	58,695		Minyards/Sack N Save (12/31/2029)		6.12
Parkwood	Plano	1985	81,590	100.0%	20	0		62,000	Albertsons	Planet Pizza	12.91
Plymouth Park East	Irving	1970	56,435	97.3%	9	1	42,130		Kroger (11/30/2013)		4.17
Plymouth Park North	Irving	1970	446,510	51.8%	38	21				Blockbuster, Dollar General, Thrift Store, Post Office, Chateau Theatre, Levines	7.31
Plymouth Park South	Irving	1970	49,102	85.8%	5	2				Betcha Bingo	6.86
Plymouth Park West	Irving	1970	178,930	88.1%	13	2				Bargain City	4.54
Richwood	Richardson	1984	54,872	88.8%	24	4		61,877	Albertsons	Blockbuster	12.48
Rosemeade	Carrollton	1986	50,504	97.5%	17	1		58,900	Kroger	Gold's Gym, Blockbuster	12.68
Sterling Plaza	Irving	1989	65,205	96.7%	15	1				Bank One, Warehouse Entertainment	14.29
Townsend Square	Desoto	1990	142,978	86.5%	34	4		60,349	Albertsons	Beall's, Victory Gym, Tutor Time	9.14
Village Park	Arlngton	1988	44,387	69.3%	8	2				Petco	17.40
San Antonio (3)											
Bandera Festival	San Antonio	1989	189,438	49.8%	25	7				Beall's, Eckerds*, Blockbuster	11.31
Blanco Village	San Antonio	2000	108,325	100.0%	16	0	74,627		H.E.B. (4/30/2015)		15.66
Wurzbach	San Antonio	1979	59,771	100.0%	3	0	52,957		Albertsons* (12/31/2004)		2.86
TOTAL SHOPPING CENTERS TEXAS (31)			**2,935,367**	**80.8%**	**547**	**82**	**468,952**	**548,338**			**$ 10.71**
ARIZONA (3)											
Big Curve	Yuma	1969 / 1996	126,402	96.9%	30	2		60,000	Albertsons	Walgreens, Miller's Outpost	9.69
Park Northern	Phoenix	1982 / 1996	130,406	89.1%	20	7	51,511		Safeway (5/31/2008)	Beall's, Showbiz Pizza	6.49
Southwest Walgreens	Phoenix	1975 / 1998	93,518	81.8%	16	2	27,064		Food City (5/31/2005)	Walgreens	7.89
TOTAL SHOPPING CENTERS ARIZONA (3)			**350,326**	**90.0%**	**66**	**11**	**78,575**	**60,000**			**$ 8.07**
TENNESSEE (1)											
McMinn Plaza	Athens	1982 / 1994	107,200	90.8%	9	1	60,000		Ingles (1/30/2019)	Fred's Stores	6.77
TOTAL SHOPPING CENTERS TENNESSEE (1)			**107,200**	**90.8%**	**9**	**1**	**60,000**	**0**			**$ 6.77**
TOTAL SHOPPING CENTERS (82)			**8,595,287**	**87.1%**	**1,625**	**243**	**2,117,032**	**761,008**			**$ 10.26**
OTHER COMMERCIAL PROPERTIES (2)											
El Novillo	Miami Beach, FL	1970 / 2000	10,000	100.0%	1	0				Jumbo Buffet	14.08
Epsilon	W. Palm Beach, FL	1925 / 1997	18,707	48.1%	3	2				Dax Bar & Grill	16.11
TOTAL SHOPPING & COMMERCIAL PPTY (84)			**8,623,994**	**87.0%**	**1,629**	**245**	**2,117,032**	**761,008**			**$ 10.27**
Mandarin Mini-storage	Jacksonville, FL	1982	52,880	98.1%	524	10					
Plaza Alegre	Miami, FL	2002 Development									
Coral Way N.E.	Miami, FL	2003 Development									
Homestead	Homestead, FL	2004 Development									
GRAND TOTAL (88)			**8,676,874**	**87.1%**	**2,153**	**255**	**2,117,032**	**761,008**			

Total Square Footage does not include shadow anchor square footage which is not owned or controlled by Equity One.
* Indicates a tenant which continues to pay rent, but has closed its store and ceased operations. The subtenant, if any, is shown in ( ).

Equity One, Inc.
Annual Minimum Rent by Location
as of September 30, 2002


Annual Minimum Rent
by Location
San Antonio
4%
AZ
3%
TN
1%
North FL
7%
Central FL
12%
Dallas
12%
Treasure Coast
6%
West FL
9%
Houston
17%
South FL
29%

Region	Count	AMR
North FL	9	$ 5,667,121
Central FL	7	8,888,090
Treasure Coast	6	4,294,851
West FL	8	6,632,875
South FL	19	22,988,202
Houston	15	13,294,802
Dallas	13	9,173,565
San Antonio	3	2,935,336
AZ	3	2,544,740
TN	1	658,201
Total	84	$ 77,077,783

State	State Total	%
Florida (49)	$ 48,471,139	63%
Texas (31)	25,403,703	33%
Arizona	2,544,740	3%
Tennessee	658,201	1%
	$ 77,077,783	100%

Note: Chart excludes Mandarin Mini-storage and 3 development properties.

Equity One, Inc.
Shopping Center & Commercial Property Tenant Concentration Schedule
as of September 30, 2002

Tenant	Number of Stores	Square Feet	% of Total Square Feet	Annualized Minimum Rent	% of Total Annualized Minimum Rent	Average Minimum Rent
Top Ten Tenants						
Publix	19	798,521	9.3%	$ 5,307,773	6.9%	$ 6.65
Winn Dixie	11	493,787	5.7%	3,100,058	4.0%	6.28
Eckerds	16	165,426	1.9%	1,656,979	2.1%	10.02
Safeway, Randall's	5	250,734	2.9%	1,616,185	2.1%	6.45
H.E. Butt	2	115,947	1.3%	1,398,855	1.8%	12.06
Walgreens	10	154,116	1.8%	1,063,843	1.4%	6.90
Blockbuster	11	61,916	0.7%	989,829	1.3%	15.99
Albertsons	4	177,544	2.1%	899,820	1.2%	5.07
K Mart	2	170,659	2.0%	814,754	1.1%	4.77
Kash N' Karry	2	94,610	1.1%	726,425	0.9%	7.68
Sub-total Top Ten Tenants	**82**	**2,483,260**	**28.8%**	**$ 17,574,521**	**22.8%**	**$ 7.08**
Remaining Tenants	1,547	5,022,669	58.2%	59,503,262	77.2%	11.85
Sub-total All Tenants	**1,629**	**7,505,929**	**87.0%**	**$ 77,077,783**	**100.0%**	**$ 10.27**
Vacant	245	1,118,065	13.0%	0	0.0%	0.00
Total including Vacant	**1,874**	**8,623,994**	**100.0%**	**$ 77,077,783**	**100.0%**	**$ 8.94**

Equity One, Inc.
Shopping Center and Comercial Property Lease Expiration Schedule
as of September 30, 2002

Date	Number of Tenants (1)	Square Feet	Percent of Total Square Feet	Annualized Minimum Rent at Expiration (2)	Percent of Total Annualized Minimum Rent	Average Annual Minimum Rent per Square Foot
M-T-M	29	62,342	0.7%	$ 653,064	0.8%	$ 10.48
2002	89	213,050	2.5%	3,120,202	3.9%	14.65
2003	312	846,428	9.8%	9,555,428	12.0%	11.29
2004	340	944,475	11.0%	10,759,775	13.5%	11.39
2005	320	990,056	11.5%	11,183,468	14.0%	11.30
2006	183	772,261	9.0%	9,050,386	11.3%	11.72
2007	164	742,493	8.6%	8,301,995	10.4%	11.18
2008	39	352,370	4.1%	4,096,728	5.1%	11.63
2009	29	178,985	2.1%	2,424,000	3.0%	13.54
2010	40	349,509	4.1%	3,258,111	4.1%	9.32
2011	21	417,520	4.8%	3,118,124	3.9%	7.47
Thereafter	61	1,636,440	19.0%	14,340,932	18.0%	8.76
Sub-total / Average	**1,627**	**7,505,929**	**87.0%**	**$ 79,862,213**	**100.0%**	**$ 10.64**
Vacant	245	1,118,065	13.0%	0	NA	NA
Total / Average	**1,872**	**8,623,994**	**100.0%**	**$ 79,862,213**	**100.0%**	**$ 9.26**



(1) Includes 12 tenants who use 0 square feet but pay rent under various usage agreements.
  Excludes 2 tenants who use 0 square feet and do not pay rent, but make certain other payments (i.e. CAM or RE Tax).

(2) Includes the rent from 12 tenants who use 0 square feet but pay rent under various usage agreements.

Equity One, Inc.
Real Estate Developments and Dispositions
as of September 30, 2002
(in thousands, except square footage data)

___

<u>**Real Estate Developments**</u>

1) **Plaza Allegre (Coral Way S.E.)**
Miami, Florida

We began construction in March 2002 of an 84,000 square foot shopping center on an 8.5 acre site located on the southeast corner of S.W. 147th Avenue and Coral Way in southwest Miami-Dade County. Plaza Allegre will feature a 44,000 square foot Publix supermarket, a 14,000 square foot Goodwill Superstore, 26,000 square feet of local retail space and two out parcels. The development is expected to cost a total of $10,000, open in February 2003 and yield approximately 11.5% upon stabilization in the fourth quarter of 2003. This development is not reflected on the September 30, 2002 Property Status Report, although the land parcel is listed as a property.

2) **Coral Way, N.E.**
Miami, Florida

We own a 4.0 acre parcel at the northeast corner of S.W. 147th Avenue and Coral Way across the street from Plaza Allegre, upon which we expect to commence construction of a 25,000 square foot drug-store anchored shopping center in the first quarter of 2003 with a target completion in the fourth quarter of 2003. This development is not reflected on the September 30, 2002 Property Status Report, although the land parcel is listed as a property.

3) **University Mall**
Pembroke Pines, Florida

We have executed a ground lease with Lowe's to accommodate their construction of a 177,000 square foot home improvement store on this mostly vacant property. Lowe's will pay all the development and construction costs related to their store and the associated site area and parking. In conjunction with the Lowe's deal, we will spend $5,000 to redevelop the remainder of the property. This redevelopment is reflected on the September 30, 2002 Property Status Report in its current configuration.

4) **Oakbrook Square**
Palm Beach Gardens, Florida

This property is a 225,000 square foot shopping center anchored by Publix. Jacobson's closed their 90,000 square foot store in October 2002. Stein Mart has executed a lease to occupy 41,000 square feet of this space in the second quarter of 2003, and the balance is out for leasing. Plans are presently being approved to reconfigure a portion of the retail, add additional parking and develop a 6,000 square foot outparcel, all at an estimated total cost of $3,000. The current configuration of the property is reflected on the September 30, 2002 Property Status Report.

5) **Salerno Village**
Stuart, Florida

We intend to redevelop this supermarket-anchored shopping center which we purchased in May 2002. Winn Dixie, the existing supermarket, has executed a new 20-year lease for 45,802 square feet, an increase from their current 31,503 square foot store. The redevelopment will cost approximately $5,000, will commence in the second quarter of 2003, and is expected to be completed in early 2004. Upon completion and including the original acquisition cost, we expect to earn a stabilized yield of 11.5%. This development is reflected on the September 30, 2002 Property Status Report in its current configuration.

6) **Homestead Retail Development**
Homestead, Florida

We own a 12 acre site adjacent to a master planned community in Homestead, Florida, approximately 25 miles south of Miami. We expect to develop a supermarket-anchored shopping center on this site in 2005. This development is not reflected on the September 30, 2002 Property Status Report, although the land parcel is listed as a property.

7) **Shops at Skylake**
North Miami Beach, Florida

We plan to complete the final phase of Skylake totaling approximately 114,000 square feet in the fourth quarter of 2003 at a cost of approximately $5,500. To date, we have executed a lease with LA Fitness Sports Clubs for a 45,000 square foot health club, and have entered into a letter of intent with another major tenant for a 45,000 square foot space. The balance of the new development will be configured for local tenant leasing. The current configuration of the property is reflected on the September 30, 2002 Property Status Report.

<u>**Disposition Activity - 3rd Quarter**</u>

8) **Shops at Westbury**
Miami, FL

This property was sold on July 16, 2002 for a price of $5,200, resulting in a gain on the sale of $175.

9) **Forest Edge**
Orlando. FL

This property was sold on July 31, 2002 for a price of $3,475, resulting in a gain on the sale of $553.

10) **NW Crossing**
Dallas, TX

This property was sold on September 30, 2002 for a price of $2.350, resulting in a gain on the sale of $363.

Equity One, Inc.
Joint Venture Investments
as of September 30, 2002
(in thousands, except square footage data)

<u>**Owned Joint Ventures ***</u>

1) City Centre
Palm Beach Gardens, Florida

City Centre is a 93,565 square foot office/retail center that was 88% leased as of 9/30/02. The property includes a parcel of land slated for future office development. The property is encumbered by an 8.54% fixed-rate mortgage loan with a balance of $13,005 on 9/30/02, which matures on 4/1/10. Equity One owns a 50% interest in this property.

2) Park Place
Plano, Texas

Park Place is a 112,478 square foot retail center that was 100% leased as of 9/30/02. The development plan calls for the construction of two additional phases totaling 29,000 square feet at a cost of $2,600, with completion targeted for December 2003. On 4/5/02, the existing debt was refinanced with a $15,000, three-year, interest-only loan at LIBOR + 140, which we have guaranteed. Equity One owns a 50.1% interest in this property.

3) Oaks Square
Gainesville, Florida

Oaks Square is a 119,355 square foot retail center that was 100% leased as of 9/30/02. The property is encumbered by a 7.63% fixed-rate mortgage loan with a balance of $16,690 on 9/30/02, which matures on 12/31/10. Equity One owns a 50% interest in this property.

*   *Equity One accounts for these three joint venture interests using the equity method as we do not consider ourselves to be in control of the major business decisions.*

Equity One, Inc.
Stock Price and Volume Statistics *
for the three months ended September 30, 2002





*Data obtained from Yahoo Chart Services